Ballard Power Systems Inc.

News Release

China’s Azure Invests $2M in Ballard Telecom Backup Power Subsidiary

For Immediate Release – March 24, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that Azure Hydrogen Energy Science and Technology Corporation (Azure), Ballard’s partner in China, has acquired a 10% ownership position in Dantherm Power, Ballard’s telecom backup power subsidiary, for $2 million. Mr. Grand Mao, Chairman of Azure, will become a member of the Dantherm Power Board of Directors and will support the business in achieving commercial success in China.

Following the transaction, Ballard’s ownership position in Dantherm Power is 52% and Dantherm A/S holds the remaining 38% ownership position. Dantherm Power is headquartered in Hobro, Denmark and acts as a development center for Ballard ElectraGenTM direct hydrogen systems used for backup power in the telecommunications sector.

Tony Guglielmin, Ballard CFO said, “Ballard and Azure are working together on trials of our ElectraGenTM backup power systems with China Mobile, so we are pleased by this direct investment in our backup power subsidiary. This active participation of our China partner in Dantherm Power is expected to strengthen our positioning for the Chinese telecom backup power market opportunity.”

Azure also recently placed an order with Ballard for a 175 kilowatt ClearGenTM distributed generation system that it plans to deploy in China.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning product development activities and projected outcomes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com